

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

July 29, 2010

Mr. John W. Gann, Jr.
Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

   **RE: KBR, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2009**
     **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
     **File No. 1-33146**

Dear Mr. Gann:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,


       John Hartz
       Senior Assistant Chief Accountant